December 29, 2005

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission
Attn: Donald C. Hunt, Esq., Attorney Advisor
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Tel: (202) 551-3647

      Re: SpatiaLight, Inc. (the "Company"), Post Effective Amendments No. 3 to Registration Statements on Form S-3 filed December 29, 2005 (File No. 333-122391, the "Financing Registration Statement") (File No. 333-122392, the "Shelf Registration Statement")

Ladies and Gentlemen:

We submit this letter to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company's Post-Effective Amendments No. 3, dated December 29, 2005 to the Financing Registration Statement and the Shelf Registration Statement (collectively, the "Post-Effective Amendments").

We bring to the Staff's attention two inadvertent errors that occurred with respect to the Post-Effective Amendments:

1. We omitted three sentences that should have appeared at the end of the "Risk Factor" with the heading, "We are the subject of an informal inquiry by the staff of the SEC..." That risk factor should have read in its entirety (inadvertently omitted text in ALL CAPS):

         We are the Subject of an Informal Inquiry by the Staff of the SEC Regarding the Circumstances Surrounding Our Filing of Certain Consents of the Independent Registered Accounting Firm BDO Seidman, LLP Without Requisite Authorization.

         We have been advised by the staff of the SEC that it is conducting an informal inquiry into the circumstances surrounding our filing of consents of the independent registered accounting firm BDO Seidman, LLP, without requisite authorization, which consents were filed as
         Exhibit 23.1 to amendments to our registration statements on Form S-3 (Nos. 333-122391 and 333-122392) filed with the SEC on July 27, 2005.
         The consents would have allowed us to incorporate by reference in each of the prospectuses constituting a part of the above-referenced registration statements our consolidated financial statements for the years ended December 31, 2002 and 2003. Our current independent registered accounting firm, Odenberg, Ullakko, Muranishi & Co. LLP
         (OUM) has since provided us with a new report with respect to each of the three years ended December 31, 2004 and we were not requested to amend or restate the financial statements contained in our annual reports on Form 10-K for any of the three fiscal years ended December 31, 2004 in connection with the issuance of OUM's new report. We have been cooperating with the SEC in connection with this matter. IN ADDITION, THE AUDIT COMMITTEE OF OUR BOARD OF DIRECTORS HAS ALSO UNDERTAKEN A REVIEW AND INVESTIGATION OF THESE MATTERS. AS OF THIS DATE, WE CANNOT DETERMINE WHETHER WE OR OUR MANAGEMENT WILL BE ADVERSELY AFFECTED BY THIS INQUIRY. SEE "ABOUT SPATIALIGHT -- CERTAIN DEVELOPMENTS" FOR FURTHER INFORMATION CONCERNING THE FACTUAL CIRCUMSTANCES UNDERLYING THE INQUIRY AND THE AUDIT COMMITTEE INVESTIGATION AND REPORT WITH RESPECT TO THIS MATTER.

2. The Part II, Item 17. Undertakings do not include the new undertakings required by Item 512 of Regulation S-K as of December 1, 2005.

Subject to responding to any further comments which the Staff may have with respect to the Post-Effective Amendments as filed, we propose to file the final post-effective amendments correcting the inadvertent errors referred to herein and as are acceptable to the Staff at the time we request acceleration of effectiveness of such post-effective amendments.

We respectfully request that the Staff contact us as soon as practicable with respect to the matters referred to herein.

The management of the Company appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Sincerely,


/S/ Robert A. Olins
Robert A. Olins
Chief Executive Officer

cc:      Russell Mancuso, Branch Chief, SEC
         Melvin Katz, Esq., Bryan Cave LLP
         Eric Rieder, Esq., Bryan Cave LLP
         Lawrence Matteson, SpatiaLight, Inc.
         David Hakala, SpatiaLight, Inc.
         Andrew Fabian, SpatiaLight, Inc.
         Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP